Exhibit 99.1

TyrNovo Ltd.

Financial Statements

As of December 31, 2016

Contents

Page

Auditors’ Report	2

Financial Statements as of December 31, 2016

Statement of Financial Position	3

Statement of Operations	4

Statement of Changes in Equity (Deficit)	5

Statement of Cash Flows	6

Notes to the Financial Statements	7-14

Independent Auditors’ Report

The Board of Directors TyrNovo Ltd.

We have audited the accompanying financial statements of TyrNovo Ltd., which comprise the statement of financial position as of December 31, 2016, and the related statement of operations, changes in equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Qualified Opinion

The Company’s financial statements do not include comparative figures as required by IAS 1.

Qualified Opinion

In our opinion, except for the omission of the information described in the Basis for Qualified Opinion paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of TyrNovo Ltd. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards accounting principles as issued by the International Accounting Standards Board.

Somekh Chaikin

Certified Public Accountants (Israel)

A member firm of KPMG International

Tel Aviv, Israel

June 8, 2017

2

TyrNovo Ltd.

Statement of Financial Position

		December 31
		2016
	Note	USD
Assets
Cash and cash equivalents		86
Other receivables		21,077

Total current assets		21,163

Fixed assets, net	3	2,484

Total assets		23,647

Liabilities
Short-term credit from banks	4	15,670
Trade payables		123,292
Other payables	5	212,002

Total current liabilities		350,964

Non-current liabilities
Loans from related parties	6	129,800

Equity (Deficit)	7

Share capital		42
Share premium		933,027
Accumulated loss		(1,390,186)
Total deficit		(457,117)

Total liabilities and deficit		23,647

The accompanying notes are an integral part of these financial statements.

3

TyrNovo Ltd.

Statement of Operations for the year ended December 31

		2016
	Note	USD
Research and development expenses	9	505,179

General and administrative expenses	10	38,347

Operating Loss		543,526

Finance expense	11	11,442

Loss for the year		554,968

The accompanying notes are an integral part of these financial statements

4

TyrNovo Ltd.

Statement of Equity (Deficit)

	Share Capital	Share premium	Accumulated loss	Total
	USD	USD	USD	USD
For the year ended December 31, 2016:

Balance as of January 1, 2016	40	658,125	(835,218)	(177,053)

Share issuance, net of issuance costs	2	274,902		274,904

Loss for the year			(554,968)	(554,968)

Balance as of December 31, 2016	42	933,027	(1,390,186)	(457,117)

The accompanying notes are an integral part of these financial statements.

5

TyrNovo Ltd.

Statement of Cash Flows for the year ended December 31,

2016
USD
Cash flows from operating activities:
Loss for the year	(554,968)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	969
Financial expenses	11,442
Changes in trade receivable and other receivables	(3,655)
Changes in trade payable	48,730
Changes in other payables	183,419
Net cash used in operating activities	(314,063)

Cash flows from financing activities:
Proceeds from issuance of shares	274,904
Loans received from banks	34,242
Repayment of loans from banks	(18,844)
Loans received from related parties	6,262
Interest paid	(2,372)
Net cash provided by financing activities:	294,192

Net increase (decrease) in cash and cash equivalents	(19,871)
Cash and cash equivalents at the beginning of the year	19,563
Effect of translation adjustments on cash and cash equivalents	394
Cash and cash equivalents at end of the year	86

The accompanying notes are an integral part of these financial statements

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TyrNovo Ltd.

Notes to the Financial Statements

Note 1 - General

Reporting entity

TyrNovo Ltd. (hereinafter: “the Company”) is an Israeli company, incorporated in Israel in 2013 as a private company. It develops novel small molecules in the oncology therapeutic field.

The Company’s address is One Azrieli Center, Round Tower, 132 Menachem Begin Road, Tel Aviv 6701101, Israel.

Since incorporation, through December 31, 2016, the Company has incurred losses and negative cash flows from operations mainly attributed to its development efforts, and has an accumulated deficit of USD 1.4 million. The Company has financed its operations mainly through private equity issuances. At present, the Company has no revenue and may require additional funding for future plans. Commencing January 2017, the Company’s majority shareholder is Kitov Pharmaceutical Holdings Ltd. (hereinafter – “Kitov”), a public company whose securities are traded on the Tel Aviv Stock Exchange and on the NASDAQ. Kitov has undertaken to support the Company’s operations for the foreseeable future.

Note 2 - Basis of Preparation of the Financial Statements

A.       Statement of compliance with International Financial Reporting Standards (IFRS)

The Company has prepared the financial statements in accordance with International Financial Reporting Standards (hereinafter: “IFRS”), as issued by the International Accounting Standard Board (“IASB”).

These financial statements were approved by the board of directors of the Company on June 8, 2017.

B.       Functional and presentation currency

These financial statements are presented in US dollars (USD), which is the Company’s functional currency. The USD is the currency that represents the principal economic environment in which the Company operates. Certain of the USD amounts in the financial statements which are presented in USD may represent the USD equivalent of other currencies, including the New Israeli Shekel, and may not be exchangeable to USD.

C.       Use of estimates and judgment

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

The preparation of accounting estimates used in the preparation of the Company’s financial statements requires management of the Company to make assumptions regarding circumstances and events that involve considerable uncertainty.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

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TyrNovo Ltd.

Notes to the Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (Cont’)

D.       Exchange rates and linkage bases

Balances in foreign currency or linked thereto are included in the financial statements at the representative exchange rates, as published by the Bank of Israel, which were prevailing as of the statement of financial position date.

Data on exchange rates are as follows:

Representative
exchange rate of $
(NIS/$ 1)
Date of financial statements:
December 31, 2016	3.845

Changes in exchange rates for the Year ended:	%

December 31, 2016	(1.5)

E.       Non-Derivative financial instruments

a.	Non-derivative financial assets

Non-derivative financial assets include: cash and cash equivalents and other receivables.

Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

b.	Non-derivative financial liabilities

Non-derivative financial liabilities include: loans, credit from banks, trade payables and other payables.

Initial recognition of financial liabilities

The Group initially recognizes debt instruments issued as they are created. Other financial liabilities are initially recognized on the trade date on which the Group becomes party to contractual terms of the instrument.

Financial liabilities are initially recognized at fair value less any attributable transaction costs. Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

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TyrNovo Ltd.

Notes to the Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (Cont’)

Transaction costs directly attributable to an expected issuance of an instrument that will be classified as a financial liability are recognized as an asset as part of deferred expenses in the statement of financial position. These transaction costs are deducted from the financial liability upon their initial recognition, or are amortized as financing expenses in the statement of operations when the issuance is no longer expected to occur.

De-recognition of financial liabilities

Financial liabilities are de-recognized upon expiration of the Group’s liability, as set forth in the agreement, or when discharged or cancelled.

F.       Intangible assets – research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditure is recognized in profit or loss as incurred. In subsequent periods, any capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

As the Company has not met the criteria mentioned above, all development costs are currently recognized in profit and loss as expense.

G.       Fixed assets, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets, at the following annual rates:

%

Computers and software	33
Lab equipment	10

H.       Share issuance expense

Share issuance costs are recognized when incurred, as pre-paid expenses, when an issuance is expected to take place. Expenses are recognized under Share Premium upon the issuance of shares.

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TyrNovo Ltd.

Notes to the Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (Cont’)

I.       Financing income and expense

Finance expenses include loss from exchange rate differences. Interest expense is recognized, using the effective interest method. In the statements of cash flows, interest received and interest paid are presented as part of cash flows from financing activities

Note 3 – Fixed Assets, Net

Composition of assets, grouped by major classifications, is as follows:

	Computers and software	Lab equipment	Total
	USD	USD	USD
Cost:
Balance as of December 31, 2016	2,570	1,542	4,112

Depreciation:
Balance as of January 1, 2016	505	154	659
Charge for the year	815	154	969
Balance as of December 31, 2016	1,320	308	1,628

Net book value as of December 31, 2016	1,250	1,234	2,484

Note 4 – Short-term credit from banks

As of December 31
2016
USD
Banks - overdraft	2,678
Loans	12,992
Total short-term credit from banks	15,670

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TyrNovo Ltd.

Notes to the Financial Statements

Note 5 – Other Payables

As of December 31
2016
USD
Accrued expenses	201,577
Related parties	10,058
Other payables	367
212,002

Note 6 – Loans from related parties

The loans were received from Goldman Hirsh Partners Ltd. (“GHP”), the Company’s majority shareholder until January 2017. The loan is not linked and bears an annual interest rate of 2.56%.

Note 7 – Equity

As of December 31, 2016 the Company’s capital comprises of 1,000,000 authorized shares and 14,710 issued and paid shares of NIS 0.01 par value each.

A.	On May 10, 2015 the Board of Directors of the Company decided to adopt an Employee Stock Option Plan (the “Plan”) for its employees, management and consultants. The Company has yet to complete and sign the Plan and submit it for the Israeli Tax Authorities’ approval.

The Company’s employees and consultants have not signed option agreements, such that no options were deemed to have been granted.

B.	In July 2016, the Company and its then controlling shareholder signed a non-binding term sheet (the “Term Sheet”) with a new investor (the “Investor”) for an investment of up to an aggregate of USD 2.0 million, with USD 250,000 to be invested by the Investor within three days of signing of the Term Sheet; USD 750,000 to be invested by the Investor, subject to the completion of a binding definitive investment agreement and within 60 days following the fulfillment of conditions to be agreed upon in such binding definitive agreement; and an option for the Investor to invest up to an additional USD 1 million for an additional 18 months following the signing of such binding definitive investment agreement.

Following the signing of the Term Sheet, and in accordance with the terms and conditions thereof, the Investor transferred to the Company USD 250,000. In return, the Company issued 534 ordinary shares with par value of New Israeli Shekel (NIS) 0.01 at a price of $468.16 per share to the Investor. The parties to the Term Sheet agreed that they did not intend to enter, nor did they enter, into an agreement to negotiate a definitive agreement pursuant to the Term Sheet, and that either party may propose different terms or unilaterally terminate all negotiations pursuant to the Term Sheet without any liability.

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TyrNovo Ltd.

Notes to the Financial Statements

Note 7 – Equity (Cont’d)

As of December 31, 2016, no binding definitive investment agreement between the Company, its then controlling shareholder, and the Investor was completed.

Issuance expenses amounted to USD 15,098.

See also Note 13(b).

C.	In May 2016, the Company issued 83 ordinary shares with par value of New Israeli Shekel (NIS) 0.01 for total gross proceeds of USD 40,000.

Note 8 – Transactions with related parties

A.	As to balances with related parties, see notes 5 and 6.

B.	As to transactions with related parties, see notes 9 and 10.

Note 9 – Research and Development Expenses

For the year ended December 31
2016
USD
Consultants	82,291
Payments to related parties*	263,583
Materials and product development expenses	159,305
505,179

*	Including Payments to Goldman Hirsch Partners Ltd. (hereinafter – “GHP”), the majority shareholder, in the amount of USD 32,804 for the management of the Company’s research and development activities, and to Goldman Hirsch Consultants Ltd., a company wholly owned by GHP, to cover salaries and related expenses of the development team in the amount of USD 230,779.

Note 10 – General and Administrative Expenses

For the year ended December 31
2016
USD
Management fees*	14,059
Professional services	18,032
Travel expenses	3,052
Depreciation	969
Other	2,235
38,347

*	Payments made to GHP for management fees.

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TyrNovo Ltd.

Notes to the Financial Statements

Note 11 – Finance Expenses

For the year ended December 31
2016
USD
Interest and bank fees	2,576
Related parties interest	3,179
Exchange rate differences	5,687
11,442

Note 12 – Commitments and Contingencies

The Company has entered into a license agreement (the “License Agreement”) with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (hereafter “Yissum”) dated August 15, 2013, as amended. In accordance with the License Agreement, Yissum granted the Company an exclusive license to commercialize, exploit, develop, manufacture, market, import, export, distribute, offer to sell, or sell products, that are derived from Yissum’s licensed technology.

In consideration for the grant of the license, the Company shall pay Yissum the following consideration during the term of the license:

(i)	Royalties at a rate of three percent (3%) of net sales.

(ii)	Sublicense fees at a rate of twelve percent (12%) of sublicense consideration.

In addition, Yissum shall be entitled to receive from the Company an Exit Fee in case of the Company’s IPO or sale of the Company’s shares or assets prior to the Company’s IPO.

Note 13 – Subsequent Events

A.	On January 12, 2017 the majority shareholder of the Company agreed to sell its controlling equity stake in the Company to Kitov Pharmaceutical Holdings Ltd. (“Kitov”), a public Israeli company traded on the Tel Aviv Stock Exchange (“TASE”)and the NASDAQ,.

B.	On January 19, 2017, the Tel Aviv District Court (Economic Division) issued a temporary interlocutory injunction (the “Injunction”), in response to a motion filed on January 19, 2017 by the Investor (hereinafter, the “Motion”). The Investor filed the Motion, against certain parties, including, amongst others, the Company, the former controlling shareholder of the Company and Kitov, alleging certain rights as a minority shareholder in the Company and contractual rights with the former controlling shareholder pursuant to the Term Sheet. In the Injunction, the Court enjoined Kitov and the former controlling shareholder of the Company from continuing with any actions to complete the sale of the controlling interest in the Company, but only to the extent that such sale had not yet closed. The Court rejected the Motion with respect to all the additional temporary interlocutory injunctive relief sought by the Investor.

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TyrNovo Ltd.

Notes to the Financial Statements

Note 13 – Subsequent Events (Cont’d)

On February 9, 2017 as part of a settlement agreement between the Investor, the former controlling shareholder of the Company, Kitov and the Company, a Waiver and Release Agreement was signed by Kitov, the Company, and the Investor pursuant to which the parties agreed, amongst other matters, to: the Investor’s consent to dismiss with prejudice any and all proceedings against Kitov and the Company in connection with the Motion; mutual settlement with respect to court costs; a grant by the Investor of an irrevocable waiver and release to Kitov and the Company, as well as their respective affiliated parties for any and all damages the Investor may, now or in the future, have against them in connection with the sale of the controlling interest in the Company to Kitov; and an irrevocable waiver by Kitov to the Investor for any claims and/or demands it may, now or in the future, have against the Investor and/or any director of the Company nominated by the Investor, for any acts or omissions by the Company during the period of time preceding the execution of Waiver and Release Agreement.

On February 9, 2017 as part of the aforesaid settlement agreement between the Investor, the former controlling shareholder of the Company, Kitov, and the Company, a binding term-sheet was signed by the Investor, Kitov and the Company, according to which it was agreed that the Company will issue to the Investor an additional 77 ordinary shares with par value of New Israeli Shekel (NIS) 0.01. No proceeds were received by the Company for this share issuance.

In addition, it was agreed in the binding term-sheet that the Investor shall be granted options, subject to certain milestone and/or time limitations, to invest in the Company aggregate amounts of up to USD 1,750,000 in consideration for Ordinary Shares, as convertible loans. These investments, if made, would be in addition to an investment which the Investor had already made during 2016 - see also Note 8(b).

On February 9, 2017, as part of the aforesaid settlement, a Shareholders’ Agreement was signed between the Investor and Kitov, according to which Kitov undertook to finance any future working capital requirements of the Company, up to USD 1 million, as a convertible loan, of which the amount of USD 750,000 shall be provided to the Company no later than 30 days from the execution the Shareholders’ Agreement and USD 250,000 pursuant to a business plan to be approved by the Board of Directors of the Company no later than three (3) months following the execution of the Shareholders’ Agreement. The loan bears interest at the rate of Libor + Six Percent (6%) per annum.

C.	On March 1, 2017 as mentioned in B above in regards with the convertible loan, Company signed a revolving secured loan agreement with Kitov in an amount of up to USD 750,000. The loan bears interest at the rate of Libor + 6% (six percent) per annum. The principal balance of the loan and any accrued interest was repayable in full by the Company on March 31, 2017. During the first quarter of 2017, Kitov transferred a total of USD 750,000The repayment date was subsequently extended to April 30, 2017. As of the date of the approval of these financial statements, the loan was not yet repaid.

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